                                                                     EXHIBIT "B"



                                        CONTACT:  Eugene Melnyk
                                                  Chairman of the Board
                                                  Ken Howling
                                                  Chief Financial Officer
                                                  (416) 285-6000

FOR IMMEDIATE RELEASE:

* BIOVAIL REPORTS RECORD 1998 SECOND QUARTER FINANCIAL RESULTS *

TORONTO, Canada, July 28, 1998 - Biovail Corporation International (NYSE,TSE:BVF) today reported second quarter and six month financial results for the period ended June 30, 1998.

     Revenues for the second quarter of 1998 were $25.3 million, compared to $18.5 in the second quarter of 1997. Record second quarter net income of $9.5 million, or $0.36 per share, was achieved representing a 34% increase over last year's net income of $7.1 million, or $0.28 per share.

     Revenues for the six months ended June 30, 1998 were $47.1 million compared to $34.8 million in 1997. Net income of $17.4 million, or $0.65 per share, increased by 38% over last year's net income of $12.6 million, or $0.50 per share. The increase in second quarter and first half 1998 net income is primarily due to continued market penetration of Tiazac(R) in the U.S. market and the elimination of royalty obligations to Galephar Puerto Rico Inc., Limited ("Galephar") on sales of Tiazac(R) in the U.S. and Canada and milestone fees earned from Teva Pharmaceuticals related to ANDA product filings with the FDA.

     Eugene Melnyk, Chairman of the Board, commented, "We are pleased with the success of our base business and the continued success of Tiazac(R) in North
America.   In Europe, Tiazac(R) has recently been approved for angina, which accounts for approximately 70% of prescriptions written for once daily diltiazem. The recent approval by the Food and Drug Administration of Biovail's generic version of Trental continues to demonstrate our scientific and regulatory capabilities. With a solid core business, comprehensive marketing strategy and a promising pipeline of products, Biovail is committed to building upon the successes we have achieved to date."


                                     - more -

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                               - Tables Follow -

                         BIOVAIL CORPORATION INTERNATIONAL
                            CONSOLIDATED BALANCE SHEETS
          (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                         JUNE 30,                DECEMBER 31,
                                           1998                      1997
                                    ---------------           ---------------
                                        (UNAUDITED)

              ASSETS
Current
Cash and short-term deposits        $       20,882            $         8,275
Accounts receivable                         28,983                     33,114
Inventories                                 18,423                     16,609
Executive loans                              2,818                      2,933
Deposits and prepaids                        2,302                      2,053
                                    ---------------           ---------------
                                            73,408                     62,984
Long-term investments                        7,500                          -
Fixed Assets, net                           24,423                     24,172
Other Assets, net                           20,899                      6,583
                                    ---------------           ---------------
                                    $      126,230            $        93,739
                                    ===============           ===============
           LIABILITIES
Current
Accounts payable                             5,392                      4,579
Accrued liabilities                          4,267                      6,002
Income taxes payable                         1,470                      1,013
Customer prepayments                         7,080                      1,840
Current portion of long-term
debt                                         1,739                      1,887
                                    ---------------           ---------------
                                            19,948                     15,321
Long-Term Debt                               9,857                      2,960
                                    ---------------           ---------------
                                            29,805                     18,281
                                    ---------------           ---------------
SHAREHOLDERS' EQUITY
Share capital                               21,869                     18,465
Warrants                                     8,244                      8,244
Retained earnings                           67,099                     49,709
Cumulative translation
adjustment                                    (787)                      (960)
                                    ---------------           ---------------
                                            96,425                     75,458
                                    ---------------           ---------------
                                    $      126,230            $        93,739
                                    ===============           ===============


                                                 BIOVAIL CORPORATION INTERNATIONAL
                                                 CONSOLIDATED STATEMENTS OF INCOME
                       (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)

                                                     THREE MONTHS ENDED JUNE 30              SIX MONTHS ENDED JUNE 30
                                                    1998                 1997                1998                 1997
                                              -----------------    -----------------   -----------------    -----------------
                                                (UNAUDITED)                               (UNAUDITED)
REVENUE

   Research and development                   $          4,109     $          1,419    $         11,953     $          2,159
   Manufacturing                                        17,296               15,247              28,763               28,537
   Royalty and  licensing                                3,850                1,784               6,428                4,146
                                              ----------------     ----------------    ----------------     ----------------
                                                        25,255               18,450              47,144               34,842
                                              ----------------     ----------------    ----------------     ----------------

EXPENSES

   Research and development                              4,103                3,010               8,132                6,559
   Cost of manufactured goods sold                       6,867                3,858              12,009                8,181
   Selling, general and  administrative                  4,143                4,078               8,454                6,725
                                              ----------------     ----------------    ----------------     ----------------
                                                        15,113               10,946              28,595               21,465
                                              ----------------     ----------------    ----------------     ----------------

OPERATING INCOME                                        10,142                7,504              18,549               13,377
INTEREST INCOME (EXPENSE), net                             (89)                 (51)               (157)                 (66)
                                               ---------------     ----------------    ----------------     ----------------
INCOME BEFORE INCOME TAXES                              10,053                7,453              18,392               13,311
PROVISION FOR INCOME TAXES                                 510                  375               1,001                  683
                                              ----------------     ----------------    ----------------     ----------------
NET INCOME                                    $          9,543     $          7,078    $         17,391     $         12,628
                                              ================     ================    ================     ================
EARNINGS PER SHARE                            $           0.36     $           0.28    $           0.65     $           0.50
                                              ================     ================    ================     ================
WEIGHTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING                        26,849,900           25,435,000          26,849,900           25,435,000
                                              ================     ================    ================     ================